

Mail Stop 3561

March 30, 2009

Mr. Eduardo S. Elsztain
Chief Executive Officer
Moreno 877, 22nd Floor
(C1091AAQ) Buenos Aires, Argentina

> **Re: Cresud Inc.**
> **Form 20-F/A for Fiscal Year Ended June 30, 2008**
> **Filed December 30, 2008**
> **File No. 001-29190**

Dear Mr. Brener:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for Fiscal Year Ended June 30, 2008

Notes to the Consolidated Financial Statements, page F-9

Note 3(a). Revenue recognition, page F-17

1.   You state that production income is determined based on "quantitative and qualitative" changes of stocks subject to the biological transformation process. Please expand your disclosure to describe the quantitative and qualitative changes

so as to enhance the reader's understanding of your revenue recognition policy with respect to production income.

Note 18. Securities Loan, page F-40

2. We note your disclosure that IGSA sold to Agrology S.A. its equity interest in IRSA for 96 million Pesos in May 2008. We also note that Agrology S.A. is controlled directly or indirectly through your subsidiaries. Please expand your disclosure to describe your accounting treatment of this transaction in accordance with Argentine and US GAAP. We note that there was a securities loan agreement which was also transferred to Agrology. Please also discuss the accounting for the loan and if there are any US GAAP differences.

II. Additional disclosure requirements, page F-52

(a) Statements of Cash Flow, page F-57
3. We note your disclosure on page F-56 that there are no differences in the type of items considered as cash equivalents under US and Argentine GAAP. However, we also note that you present net increase in cash and cash equivalents of 189,219,332 Pesos for the year ended June 30, 2008, while your statement of cash flows on page F-7 shows an increase in cash and cash equivalents of 434,093,295 Pesos. Please reconcile and quantify the material differences between cash flows reported in Argentine GAAP and cash flows reported in US GAAP.

IRSA

(a) Accounting for marketable securities, page F-139

4. We note that your reconciliation of net income from Argentine GAAP to US GAAP includes an increase to net income for marketable securities of 45,238 pesos. Your table on page F-140 of the estimated fair value of your marketable securities as of June 30, 2008 shows an unrealized gain of 32,653 pesos. Your policy states that you record the unrealized gain in your income statement under Argentine GAAP which would be reversed under US GAAP as these amounts are recorded in other comprehensive income. Please explain why you have recorded income for US GAAP and reconcile the amounts.

(f) Securitization accounting, page F-141

5. We note the disclosure that you applied SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" with respect to your securitization accounting. Please tell us whether you considered SFAS No. 156,

"Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140" with respect to your securitization accounting.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Alejandro G. Elsztain
Cresud Inc.
March 30, 2009
Page 4

       You may contact Yolanda Guobadia at (202) 551-3562 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel and
       Health Care Services